July 17, 2007	Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, Illinois 60606-4637

Via U.S. Mail And Facsimile	Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrownrowe.com
Max A. Webb
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	WFN Credit Company, LLC Amendment No. 1 to Registration Statement on Form S-3 Filed June 11, 2007 File No. 333-133170
     WFN Credit Company, LLC (the “Registrant”) has requested us to respond to the Commission staff’s comment letter dated July 2, 2007 concerning the captioned Registration Statement (the “Comment Letter”).
     The Registrant is submitting herewith, electronically via EDGAR, Amendment No. 2 to the captioned Registration Statement on Form S-3. In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 2, which have been marked to show the changes from the Amendment No. 1 to Registration Statement as filed on June 11, 2007.
     The Registrant’s responses to the Comment Letter are set forth below. The responses follow each of the staff’s comments, which are re-typed below. Please note that the page references refer to the marked copy of the prospectus and form of prospectus supplement. Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.
     This letter is being submitted on behalf of the Registrant, accordingly, the terms “we”, “us” and “our” in the following responses refer to the Registrant.
General
1.	We note your response to prior comment 4, however, it is unclear whether the amendments you note provide for all the reports of assessment of compliance with servicing criteria required by Item 1122(a) of Regulation AB and related attestation in 1122(b). In Exhibit 4.1 filed with your 8-K on April 45, 2005, section 3.6 states that the servicer shall cause a firm of nationally recognized independent accountants to furnish a report to the effect that they have “attested to
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Mayer, Brown, Rowe & Maw LLP
July 17, 2007

the assertion of an authorized officer of the Servicer.” We understand the “assertion” to be the one described in section 3.5 of your pooling and servicing agreement. If true, that assertion would be provided pursuant to Item 1123, however, would not satisfy the requirements of 1122(a). Please provide us with an updated agreement marked to show changes made to comply with the requirements of 1122(a) and 1122(b), including reports for sub-servicers or advise.

Response

We filed an amendment to the pooling and servicing agreement on June 15, 2007. Section 3.6(a)(ii) of the pooling and servicing agreement, as amended, calls for the delivery of reports of assessment of compliance with servicing criteria “as required under Rules 13a-18 and 15d-18 of the Exchange Act” and is in compliance with Item 1122(a). The attestation required in Section 3.6(b) of the pooling and servicing agreement, as amended, complies with Item 1122(b) of the Regulation AB. Please see the Exhibit 4.1 to the Form 8-K filed by the Registrant on June 15, 2007. We have revised the Exhibit Index of Amendment No. 2 to the Registration Statement to incorporate by reference the amendments filed on June 15, 2007 in the Registration Statement.
Servicing Compensation an Payment of Expenses, page 37
2.	We note your response to prior comment 6, however, we suggest showing items paid out of the servicer’s fee be shown with footnotes or indented or in some other fashion to provide a comprehensive picture of where the fees are going.

Response

We have revised the base prospectus to add a table showing items paid out of the servicer’s fee as requested.
Signatures
3.	Please revise to include signatures as of the date of filing.

Response

We have revised the signatures as requested.

Mayer, Brown, Rowe & Maw LLP
July 17, 2007

If you have specific questions you would like to discuss, please do not hesitate to contact me at (312) 701-8737. Please communicate any remaining comments to my attention at the address and/or facsimile number above.
Sincerely,

Shoufen Hu

Cc:	Ms. Rolaine S. Bancroft Securities and Exchange Commission